SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that, at an ordinary meeting of the Board of Directors of the National Electric Energy Agency - ANEEL, held on this date, the tariff reviews for the transmission concessions extended under the terms of Law 12.783 /2013 were approved and the Revenue was approved Annual Permitted Rate (“RAP”) of these concessions for the 2020-2021 tariff cycle.

The RAP of the Eletrobras Companies will suffer increases resulting from the positive result of the Periodic Tariff Review of 2018 and the recognition of the portion of the remuneration provided for in article 1, third paragraph, of the MME Ordinance 120/2016, which establishes that the capital cost not incorporated since the extensions of concessions until the tariff process, established in the first paragraph of the referred article, shall be updated and remunerated at the cost of equity (“Ke”), real, of the transmission segment defined by ANEEL in the Periodic Tariff Review methodologies of the Existing Concessionaires Revenues.

This remuneration by Ke was excluded from the tariff, by ANEEL, in 2017 due to judicial injunctions, according to a relevant fact published on April 11, 2017. These injunctions were revoked, and, for this reason, the remuneration will be incorporated into the income of the transmission companies. The total amount will be paid until June 2025, and the amount that should have been paid between 2017 and 2020 will be paid by the end of the current tariff review cycle, that is, June 2023, adjusted for inflation (IPCA), through of the Adjustment Portion (“PA”).

In relation to the Tariff Review for the current cycle 2018-2023, considering that, since 2018, ANEEL has been establishing provisional values that were found to be lower than the final values approved by the agency, on this date, the RAP of the 2020-2021 cycle, through the PA, it also includes an increase referring to the Tariff Review instituted to compensate for this retroactive difference.

The table below shows the revised RAP for the 2020-2021 cycle of the Eletrobras Companies and the consolidated PA updated by the IPCA, which contains, as mentioned above, the retroactive Ke from 2017 to 2020 and the difference from the tariff review retroactive of the period from 2018 to 2020.

Amounts in R$ thousand

Companies	RAP Cycle 2020-2021 Revised (Ref. Jun/2020)	PA Consolidated Review (Ref. Jun/2020)[1]		Total RAP Cycle 2020-2021 (Review + PA - Ref. Jun/2020)
		Total	Por Ciclo
Chesf (CC 061/2001)	3,494,422.00	1,734,512.45	578,170.82	4,072,592.81
Eletronorte (CC 058/2001)	1,832,587.63	954,107.06	318,035.69	2,150,623.31
CGT Eletrosul (CC 057/2001)	969,071.95	233,641.16	77,880.39	1,046,952.34
Furnas (CC 062/2001)	5,153,445.67	1,777,381.68	592,460.56	5,745,906.23
Eletrobras	11,449,527.25	4,699,642.35	1,566,547.45	13,016,074.70
1 - Values estimated based on the values of NT nº 108/2020 - SGT / ANEEL and the IPCA between Jun / 19 and Jun / 2020

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

For comparison purposes, the sum of the effects of the Tariff Review and the Adjustment Portion, results in an estimated increase in the RAP for the 2020-2021 Cycle compared to the 2019-2020 Cycle, on a consolidated basis, of approximately 31%, the comparison by company is shown in the graph below:

Rio de Janeiro, June 30, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.